Diego Pellicer Worldwide, Inc.

6800 Owensmouth Avenue

Suite 350

Los Angeles, CA 91303

June 24, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Diego Pellicer Worldwide, Inc.
Form 8-K
File No. 333-189731
Filed March 19, 2015

Dear Mr. Spirgel:

We are in receipt of your comment letter dated April 15, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Item 1.01 Entry Into a Material Definitive Agreement, page 2

Merger and Share Exchange Agreement, page 2

1.	Please remove the language “qualified in its entirety by reference to the provisions of the Exchange Agreement” because your description of the agreement should cover all material provisions of the agreement. This comment applies to your descriptions of all of your material agreements, including the Cancellation Agreement.

RESPONSE: We have removed the language ‘qualified in its entirety’ throughout the 8-K.

2.	Revise your disclosure to explain when and how the parties were introduced and the reasons they decided to proceed with this agreement and particular structure at this particular time. In addition, please identify any third parties or promoters that participated in arranging or facilitating the transaction and disclose benefits received for their roles.

RESPONSE: The Company has revised its disclosure in the Form 8-K as requested to include the following discussion:

“We entered into preliminary discussions with Type I Media regarding a potential business combination in November 2014. We were introduced to each other through Szaferman, Lakind, Blumstein & Blader, P.C. (“Szaferman”), counsel for both parties. Szaferman served as counsel to both parties through the transaction and remains the Company’s counsel to date.

Prior to that time, we had no intention of participating in a transaction with any entity seeking to become a public reporting entity; however, given Type I Media’s lack of operating revenues and income since its inception on January 12, 2012, as well as the limited funds it had been able to raise from the issuance of its common stock, both the management of Type I Media and Diego agreed that a effecting a business combination appeared to be in the best interests of both entities. Over the following several months, the terms of the Merger and Share Exchange were negotiated successfully.”

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

3.	Describe the method of accounting for the acquisition of Diego and the factors you considered in identifying the accounting acquirer. Please clarify why the assets and liabilities of Diego have been brought forward at their book value and no goodwill has been recognized.

RESPONSE: The acquisition of Diego was accounted for as a reverse merger. As described in Item 1.01 of the Form 8-K, the Company entered into a cancellation agreement and a share exchange agreement. The completion of the share exchange resulted in a change of control. The share exchange was accounted for as a reverse merger and recapitalization. Type 1 Media Inc. was the acquirer for financial reporting purposes and the Company was the acquired company. The prior presentation of the assets and liabilities has been revised pursuant to the pro forma as Exhibit 99.2. Since this was a share exchange there would be no goodwill accounted for in the share exchange.

Description of Business, page 3

Business Overview, page 3

4.	We note your discussion of your “proprietary model.” Please discuss in greater detail the aspects of your business plan that are “proprietary” and the barriers your competitors would face if they tried to adopt a similar business model.

RESPONSE: We have revised this language and deleted any reference to a ‘proprietary model.’ There is nothing about our business model that is proprietary.

5.	Please clarify the status of your “pre-negotiated acquisition” strategy. In this regard, please disclose whether you have identified potential tenants that you would like to acquire. In addition, please state whether you have entered into negotiations with these potential targets.

RESPONSE: We have one pre-negotiated acquisition strategy in place at this time. We are currently negotiating with other entities and have identified other entities that we would like to acquire.

6.	In addition, please specify whether you anticipate acquiring any marijuana retailers and/or producers before it is federally legal to do so. In other words, please disclose whether you intend to pursue your acquisition plan in states where it is permissible to do so under state law.

RESPONSE: We have disclosed that we will not be acquiring any marijuana retailers and/or producers before it is federally legal to do so.

7.	We note that your business plan contains “operational and financial highlights of grow and retail operations with which Diego has pre-negotiated acquisition contracts.” Please disclose the parties, material terms and terminations provisions of these contracts. Also, please file these acquisition contracts as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: We have revised this paragraph to clarify that our business plan includes a discussion of what our plans for the Company will be in the event that marijuana becomes federally legalized. We have also clarified that at this point in time we only have one pre-negotiated acquisition contract in place. We have also filed the acquisition contract we have in place at this time as an exhibit.

8.	Please revise your disclosure to differentiate from your current operations and aspects of your business plan that are aspirational. For example, you state that you intend to “fuse the stringent quality standards of the brand” with legal growers and retailers. However, it appears that your company has never produced marijuana or marijuana-related products. Thus, it appears that your “quality standards” are aspirational at this point in your development. Please revise your disclosure to clarify that you are a development stage company that has not yet implemented its business plan.

RESPONSE: We have revised this section to disclose that we are a development stage in the earliest phases of implementing its business plan. We have also clarified that the tenants that we hope to work with will only produce and sell the highest quality of products.

9.	In the “Vision” section, you refer to several brands, such as Starbucks, Davidoff and Godiva. Please disclose whether you have agreements with the owners of those brands. If not, the basis for this disclosure is unclear. Please revise or advise.

RESPONSE: We have revised this section to clarify that we wish our brand to be of high quality. We have deleted references to these other brands.

Our Business Strategy, page 6

10.	We note that you plan to lease your locations to tenants “with the ability to meet Diego Pellicer quality and brand standards.” However, you will not have an ownership stake in these companies. Please tell us how you intend to insure that your tenants continue to meet your quality and brand standards, including testing and labeling requirements. Moreover, please disclose whether you have entered into contracts with your tenants, which include quality and brand standards.

RESPONSE: We intend to enter into branding agreements with our tenants going forward that will require our tenants to have certain quality controls and procedures to ensure our they comply with the law, safety and quality. In addition, part of the vetting process in finding the proper tenant is selecting a tenant that shares the Company’s values and strictly complies with state laws, safety and testing requirements and provides consistent, high-quality products.  If the tenants do not comply, they will not be allowed to use the brand.

11.	We note your intent to enhance “the shopping experience by providing a fun and easy to use e-commerce that delivers product and content from brand influencers that will help inform, personalize and curate products specific to the consumers’ needs and desires.” Please clarify that this strategy is aspirational not operational.

RESPONSE: We have revised this paragraph to clarify that our marketing plan is aspirational and not operational.

Legalization by State, page 12

12.	We note your statement that “[s]everal other states in which medical marijuana is currently legal will likely” follow Colorado and Washington and pass legislation for recreational marijuana. Please provide support for this statement or revise your disclosure to clarify that this represents your management’s belief.

RESPONSE: We have revised this language to clarify that we believe that because the popularity of recreational marijuana is on the rise, states with legalized medical marijuana will soon legalize recreational marijuana.

Risk Factors, page 17

13.	Please revise the subcaptions for all of your risk factors to describe the risk discussed, as required by Item 503(c) of Regulation S-K. Your subcaptions should provide a clear statement of the risk presented.

RESPONSE: We have revised the subcaptions to better provide a clear statement of the risk presented.

14.	Please add a risk factor addressing your independent auditor’s going concern opinion.

RESPONSE: We have added a risk factor addressing our independent auditor’s going concern opinion.

15.	Please add a separate risk factor that discusses the legal implications and consequences of operating an e-commerce business that will be available to all internet users. This risk factor should address whether your website will exclude (i) users from jurisdictions where marijuana use is prohibited and (ii) classes of people, such as minors, criminal gangs, cartels or other criminal enterprises. Discuss the challenges you face by marketing a product online in states where it is illegal.

RESPONSE: We have revised our business plan to clarify that our website will not sell marijuana.

Enforcement Risk, page 19

16.	We note your disclosure focuses on certain aspects of the Cole Memo. Please revise your description of the Cole Memo to reflect the guidance regarding marijuana related financial crimes by the U.S. Department of Justice. In this regard, the memo clearly states that the guidance does not alter in any way the DOJ’s “authority to enforce federal law, including federal laws relating to marijuana, regardless of state law.”

RESPONSE: We have deleted the reference to the Cole Memo in this risk factor but discussed it more completely under the fourth risk factor, where we disclose the DOJ’s discretion to interpret the Cole Memo as they choose, the discretion the DOJ has to prosecute, regardless of state law.

We will have broad discretion over the use of the net proceeds to the company…, page 22

17.	We note that this is not a registration statement and the company is not registering or offering securities pursuant to this form. As such, the basis for this disclosure is unclear. Please clarify what “net proceeds” you are referring to in this risk factor. In addition, this risk factor seems to encompass several risks, including risks related to your internal financial reporting controls and procedures. Please address each risk under a separate subcaption.

RESPONSE: We have deleted this risk factor and replaced it with two risk factors discussing the risks associated with our internal financial reporting controls and procedures.

Because our directors and executive officers are among our largest shareholders…, page 23

18.	Please refer to comment 16. Please revise this risk factor to clarify that this form is not a registration statement for an offering of the company’s securities.

RESPONSE: We have revised this risk factor to clarify that this is not a registration statement or offering.

Management’s Discussion and Analysis of Operations, page 24

19.	Please identify the tenant that contributed all of your revenue in 2014. In addition, please file a copy of your Line of Credit Agreement as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: We have identified the tenant that contributed all of our revenue in 2014 as DPCO, Inc. We have also filed a copy of our line of credit agreement as a material contract.

20.	Please file a copy of your License Agreement with Plandai Biotechnology as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: We have filed a copy of our license agreement with Plandai Biotechnology as a material contract.

Exhibit 99.1

Financial Statements

Diego Pellicer Worldwide, Inc.

Note 4 - Revolving Credit Line, page 12

21.	We note you are providing funding for a sub-lessee who is engaged in the business of growing, processing, and selling cannabis products. Please disclose, if true, whether this sub-lessee is a related party. Also, please disclose if the sub-lessee has commenced operations.

RESPONSE: The sub-lessee has not yet commenced operations. The property is currently under construction. The sub-lessee is not a related party.

Note 5 - Investment, page 12

22.	We note your disclosure of the investment related to a license agreement with Plandai Biotechnology, Inc. In your disclosure you discuss the requirement that the Company is to obtain certain Trademark rights certified by the government and this certification is expected by early summer 2015. Please clarify whether the consideration received for the license agreement is contingent on this regulatory approval. If the consideration is contingent, please discuss your basis for recognizing revenue. We note that you have fully deferred recognizing your rental income in light of the pending regulatory approvals.

RESPONSE: We have satisfied the terms of the licensing agreement. Revenue has not yet been recognized since we have not yet derived any sales. However, this was provided for in the terms of the licensing agreement.

Note 6 - Property and Equipment, page 12

23.	Please revise your disclosure to clarify the meaning of “POD equipment”. Also, separately disclose the amounts attributed to the build out of leased property and equipment.

RESPONSE: We have clarified in this note what a POD equipment is intended to describe.

Note 6 - Property and Equipment, page 12

24.	Please expand the description of the merger and share exchange transaction at page 2 to disclose the number of shares of common stock and any other consideration issued on the closing date. We note the disclosure in Item 11 Description of Securities at page 37 regarding the issuance of warrants pursuant to the merger. Also describe the material provisions of the exchange agreement.

RESPONSE: We have revised this disclosure to include the number of shares of common stock and other consideration issued on the closing date.

25.	Disclose the method of accounting for the transaction and describe the factors you considered in identifying the accounting acquirer.

RESPONSE: The acquisition of Diego was accounted for as a reverse merger. As described in Item 1.01 of the Form 8-K, the Company entered into a cancellation agreement and a share exchange agreement. The completion of the share exchange resulted in a change of control. The share exchange was accounted for as a reverse merger and recapitalization. Type 1 Media Inc. was the acquirer for financial reporting purposes and the Company was the acquired company.

26.	We note your disclosure at page 3 of the 8-K that the registrant was not a shell company prior the reverse acquisition transaction. Tell us the basis for combining Diego and Type 1 Media Inc. at the book carrying amounts, instead of recording the acquired entity for accounting purposes at fair value.

RESPONSE: We have revised our pro forma to reflect the proper nature of the transaction as noted elsewhere in this response.

27.	Revise the pro forma balance sheet to reflect the cancellation of shares by the Majority Shareholder in exchange for cash in connection with the merger.

RESPONSE: The receipt of cash by a Majority Shareholder was a transaction entered into by Type 1 Media, Inc. prior to the reverse merger. We reflect this transaction in the attached, revised pro forma balance sheet.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Gregg Jaclin at (609) 275-0400 or by email at gjaclin@szaferman.com. In addition, please feel free to contact me by email at rtt@me.com.

The undersigned hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings on Form 8-k; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Diego Pellicer Worldwide, Inc.

By:	/s/ Ron Throgmartin
Name:	Ron Throgmartin
Title:	Chief Executive Officer